UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52843

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightspeed Financial Services Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Headquarters Plaza
(No. and Street)

Morristown	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Oliveira — 212-824-5532
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Oliveira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightspeed Financial Services Group LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith Petzold
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01PE5087844
Qualified in Nassau County
Commission Expires May 1, 2022

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

LIGHTSPEED FINANCIAL SERVICES GROUP LLC

June 30, 2021

Public Pursuant to Rule 17a-5 (e)(3) and CFTC Regulation 1.10

LIGHTSPEED FINANCIAL SERVICES GROUP LLC
TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-11



Ernst & Young LLP
One Manhattan West
New York, NY10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of Lightspeed Financial Services Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lightspeed Financial Services Group LLC (the Company) as of June 30, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

August 19, 2021

LIGHTSPEED FINANCIAL SERVICES GROUP LLC

Statement of Financial Condition

As of June 30, 2021

ASSETS		
Cash	$	12,040,937
Cash segregated for the benefit of customers		605,358
Accounts receivable		167,378
Due from clearing brokers, net		4,204,339
Due from other brokers		1,253,797
Goodwill		2,466,401
Right-of-use assets		2,393,426
Furniture, equipment, and leaseholds, less accumulated depreciation and amortization of $9,543,538		180,576
Intangible assets, less accumulated amortization of $1,282,342		1,011,658
Due from affiliates		33,520
Deferred tax assets		48,836
Other assets		1,029,950
Total assets	$	25,436,176
LIABILITIES AND MEMBER'S EQUITY		
Due to other brokers	$	2,175,267
Accrued compensation		1,827,624
Lease liabilities		2,781,329
Accounts payable		1,014,581
Due to Parent		106,261
Accrued expenses and other liabilities		1,273,775
Total liabilities		9,178,837
Members' equity		16,257,339
Total liabilities and member's equity	$	25,436,176

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lightspeed Financial Services Group (Company), a subsidiary of Limelight Holdings, LLC (Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA); is an introducing broker registered with the Commodity Futures Trading Commission (CFTC); and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. (WSI), ABN AMRO Clearing Chicago LLC (ABN), and Interactive Brokers (IB) pursuant to clearing agreements (collectively referred to as the Clearing Brokers). WSI is a wholly owned subsidiary of Wedbush Capital (Wedbush). Wedbush is the majority owner of the Company's Parent. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and has filed an Exemption Report as described in SEA Rule 17a-5. With effect from September 1, 2020, the name of the Company was changed from Lime Brokerage LLC to Lightspeed Financial Services Group LLC.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of earnings and cash flows. The U.S. dollar is the functional currency of the Company.

(b) Use of Estimates

In preparing the financial statement, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement, and revenues and expenses during the reporting period. Although estimates and assumptions are based on the best available information, actual results could be different from these estimates.

(c) Fair Value of Financial Instruments

Certain assets and liabilities, including Cash, Cash segregated for the benefit of customers, Accounts receivable, Accounts payable and Accrued expenses and other liabilities, Due from and Due to clearing and other brokers, have a carrying value that approximates fair value due to their short-term nature.

(d) Cash

The Company maintains cash in accounts held by major banks and financial institutions, which at times exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses related to these balances.

(e) Cash Segregated for the Benefit of Customers

Cash segregated for the benefit of customers consist of cash segregated in a special reserve bank account for the exclusive benefit of customers.

(f) Accounts Receivable

Accounts receivable represents fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as management believes all amounts outstanding are collectible.

(g) Goodwill and Intangible Assets

The Company tests goodwill for impairment annually or when an event occurs, or circumstances change that signify the existence of impairment. The Company also carries intangible assets which have an indefinite life which are not subject to amortization. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill and indefinite life intangible assets is less than the respective carrying value. The Company amortizes finite-lived intangible assets on a straight-line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(h) Furniture, Equipment and Leaseholds

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the asset’s economic life or the lease period.

(i) Income Taxes

On December 16, 2020, Wedbush exchanged a portion of its equity interest in the Parent for an equity interest in the Company. As a result, the Company is no longer considered a disregarded entity for federal and state tax purposes as of this date.

The Company is now a limited liability company taxed as a partnership for federal and state income tax purposes. As such, income or loss of the Company is allocated to its members in proportion to their ownership interest in the Company. Because the Company is subject to Unincorporated Business Tax in New York City (NYC), the Company incurred tax expenses for the reporting period. These expenses are shown as Income Tax expense on the Consolidated Statement of Operations.

(j) Recent Accounting Developments

Accounting for Income Taxes

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statement. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for public business entities for fiscal years beginning after 15 December 2020, and interim periods within those fiscal years. The Company adopted this guidance on July 1, 2020, and it did not have material changes to the financial statement as a result of this ASU.

2. DUE FROM CLEARING BROKERS

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions and other fees as an introducing broker for transactions of its customers. The clearing and custodial operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. Due from clearing brokers is related to the Company's clearing relationship with WSI, ABN, and IB. On June 30, 2021, Due from clearing brokers includes required deposits totaling $635,579 with the Clearing Brokers pursuant to the clearing agreements, as well as $3,568,760 in cash, commissions, and other receivables earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

3. DUE TO/FROM OTHER BROKERS

Certain customer trades are executed on Electronic Communications Networks, Exchanges, and other execution venues for which the Company receives payment for order flow and trading rebates. On June 30, 2021, $320,110 of net rebates were reported as Due from other brokers The Company also invoices certain broker dealer customers monthly for transaction fees. On June 30, 2021, these fees of $933,687 were reported as Due from other brokers.

On June 30, 2021, the Company had $2,125,203 of net trading fees reported as Due to other brokers for the execution of its customer orders.

The Company has negotiated commission sharing agreements with other broker dealers for referring customers to the Company. On June 30, 2021, $50,064 was reported as Due to other brokers pursuant to these arrangements.

4. ASSET SALE

On November 30, 2020, the Company completed an asset sale which included both intangible and fixed assets related to its high-frequency trading business. The book value of the intangible and fixed assets on the sale date was $501,539 and $93,071, respectively. Because the transaction resulted in a partial disposal of a reporting group that constitutes a business, the Company, in accordance with ASC350, allocated the goodwill associated with the business to its carrying value in determining the gain or loss on disposal. The Company determined the value of the business represented 42.3% of the value of the reporting unit and as a result reduced Goodwill from $4,271,000 to $2,466,401 as shown on the Statement of Financial Condition.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, and leasehold improvements on June 30, 2021 are as follows:

Leasehold improvements	$	2,537,193
Furniture		952,424
Office equipment		943,985
Computer equipment		5,290,512
Subtotal		9,724,114
Less accumulated depreciation and amortization		9,543,538
Net	$	180,576

6. INTANGIBLE ASSETS, NET AND GOODWILL

Intangible assets with a finite useful life are amortized over their economic useful life on a straight-line basis. All intangible assets are evaluated for impairment when events or changes in circumstances suggest that the carrying value of an asset may not be fully recovered. Any impairment loss is recognized when the carrying amount is less than the fair value.

On May 1, 2018, the Company acquired certain assets of Lightspeed Trading LLC. In conjunction with the acquisition, the Company recorded $2,294,000 in intangible assets and $4,271,000 in goodwill. The Company is amortizing certain definite-lived intangible assets over their respective useful lives of 4 and 5 years. The accumulated amortization of such definite-lived assets as of June 30, 2021, was $1,282,342.

The carrying value of the Company's intangible assets as of June 30, 2021 is as follows:

	Gross Value	Accumulated Amortization	Net Value	Weighted Average Useful Life
Customer relationships	1,159,000	(917,542)	241,458	4.00
Trademarks	576,000	(364,800)	211,200	5.00
Customer lists	527,000	-	527,000	-
Internally developed software	32,000	-	32,000	-
	$ 2,294,000	$ (1,282,342)	$ 1,011,658	

The projected amortization of those intangible assets with a finite useful life for fiscal years ending June 30 is:

	Total
2022	356,658
2023	96,000
2024	-
2025	-
Thereafter	-
	$ 452,658

The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill is less than the carrying value.

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company has not historically experienced nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers, and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

8. NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under The Commodity Exchange Act or Rule 15c3-1. On June 30, 2021, the Company's net capital was $10,900,297 which was $10,448,078 in excess of its minimum requirement of $452,219. The ratio of aggregate indebtedness to net capital was 0.62:1.00.

9. COMMITMENTS AND CONTINGENCIES

(a) Office Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows:

Years Ending June 30,	
2022	$ 1,242,332
2023	877,924
2024	483,277
2025	282,163
2026	200,501
Total future office lease payments	$ 3,086,197
Less: Interest	(304,868)
Total lease liability	$ 2,781,329

For purposes of determining the present value of the total lease liability, the Company used a discount rate of 6.53% which is equal to the Company's estimated incremental borrowing rate.

The Company subleases its office space in Waltham, MA to a third party. The lease term covers the remaining period on the original lease. Because the amount collected from the subtenant is less than the contractual amount owed to the landlord, the Company determined an impairment of its Right of use asset existed. The difference between the net present value of projected cash receipts and the carrying value of the right of use asset on the lease commencement date was $276,270.

(b) Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations, and other proceedings. The

Company is subject to on-going regulatory inquiries at the present time. Given the inherent difficulty in predicting the outcome of such regulatory matters in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred.

10. RELATED PARTY TRANSACTIONS

As of June 30, 2021, the Company had a payable balance of $106,261 due to Parent related to income tax liabilities. This is shown in Due to Parent on the Statement of Financial Condition. The Company also had a receivable balance of $2,758 due from Lightspeed Technology Services LLC. This amount is shown on the Statement of Financial Condition within Due from affiliates.

For the year ended June 30, 2021, the Company operated under a service level agreement covering commission sharing, connectivity services, shared office space, and other expenses shared with WSI.

As of June 30, 2021, the Company owed $9,344 to WSI pursuant to the service level agreement. This amount is included in Accrued expenses and other liabilities on the Statement of Financial Condition.

As of June 30, 2021, the Company had a clearing deposit of $534,545 and a clearing account balance of $3,521,961 with WSI. The clearing account balance with WSI includes $2,951,130 in net transaction fees receivable and $570,831 in cash held in various brokerage accounts. These amounts are included in Due from clearing brokers on the Statement of Financial Condition.

The Company identified Professional Trading Solutions, Inc. (PTS) as a related party due to common management of both entities. As of June 30, 2021, the Company had a payable balance of $668,692 due to PTS. This amount is included in Accrued expenses and other liabilities on the Statement of Financial Condition. The Company also had a receivable balance of $30,762 which is included in Due from affiliates on the Statement of Financial Condition.

11. SHARE BASED COMPENSATION

The Company granted 324,000 units of Class C equity in the Parent to certain employees during the year ended, June 30, 2019. The units have a three-year vesting period and have subordinate rights to Class A and Class B equity units of the Parent. The Company did not issue any additional equity for the year ended, June 30, 2021.

12. INCOME TAXES

The Company is a taxed as a partnership for federal and state income tax purposes. The Company's recorded tax expense for the year ended June 30, 2021 includes taxes due to New York City (NYC) for unincorporated business tax (UBT), Texas franchise tax, and Illinois for personal property tax replacement.

The Company had no net operating loss carryforwards nor any tax credit carryforwards available to offset future taxable income.

The Company does not anticipate any significant changes to its total unrecognized tax liabilities in the next 12 months.

Income taxes are provided under the provision of ASC Section 740, "Income Taxes". As required by the uncertain tax provision guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statement. If there was any interest or penalties related to uncertain tax positions, it would be recorded in tax expense. Tax years 2018 – 2021 remain subject to examination by taxing authorities.

Deferred Tax Assets

The Company recognizes deferred tax assets for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. It should be noted that deferred tax assets and liabilities arose due to the Company's tax obligation pursuant to NYC's UBT.

Temporary differences and carry-forwards, which give rise to deferred tax assets, consist of the following as of June 30, 2021:

Deferred tax assets	
Depreciation	$ 10,222
Amortization	19,586
Accrued expenses	17,747
Deferred rent	1,281
Total deferred tax assets	$ 48,836

The Company has reviewed all its deferred tax assets to assess whether a valuation allowance should be established. The Company recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

13. 401(K) PLAN

The Company participates in a 401(k) Retirement Plan (Plan) administered by WSI for eligible employees. Under the terms of the Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the Plan on behalf of participating employees.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statement through August 18, 2021, the date the financial statement were issued, and has not identified any reportable or disclosable events not otherwise reported in these financial statement or the notes thereto except as noted below.

On July 15, 2021, the Company made a capital distribution of $5,000,000 to its members. The Company also entered into an agreement to jointly develop a new trading platform with a related party. The Company will contribute resources to the development project and will pay up to $2,000,000 toward the project at pre-defined milestones. In return, the Company will have a perpetual license to the new trading platform as well as the source code for its existing trading platform.